SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Viatel Holding (Bermuda) Limited
(Name of Issuer)

COMMON STOCK,
PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

G9344710
(CUSIP Number)

James Panella
Morgan Stanley
1585 Broadway
NY, NY 10036
Tel: (212) 762-6942
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. G93447103	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,329,689
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,329,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON* CO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. G93447103	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley & Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,329,689
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,329,689
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,329,689
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON* OO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $.01 par value per share (“Common Stock”) of Viatel Holding (Bermuda) Limited, a Bermuda corporation (the “Company”). The principal executive offices of the Company are located at Inbucon House, Wick Road, Egham, Surrey TW20 OHR, United Kingdom.

Item 2. Identity and Background.

     (a) This Schedule 13D is being filed jointly on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co.”, together with MS, the “Reporting Persons”). MS&Co. is a wholly-owned subsidiary of MS.

     (b) The address of the principal business and the principal office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

      (c) Not applicable.

     (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

     MS&Co. received shares of common stock in connection with the Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code dated May 21, 2002 (the “Plan”) (attached as Exhibit 1 to this filing) of Viatel, Inc., the predecessor of the Company (the “Predecessor”). Prior to the Company’s reorganization pursuant to the Plan, MS&Co. held debt securities of the Predecessor and certain of its affiliates. MS&Co. held (a) $55,650,000 in aggregate amount of Viatel Communications, Inc. 13.5% Senior Notes due July 15, 2007, (b) $96,301,000 in aggregate amount of Viatel Inc. 12.5% Senior Discount Dollar Notes due April 15, 2008, (c) $12,544,000 in aggregate amount of Viatel Inc. 11.25% Senior Dollar Notes due April 15, 2008, (d) $8,083,000 in aggregate amount of Viatel Communications, Inc. 11.5% Senior Notes due March 15, 2009 and (e) €9,000,000 in aggregate amount of Viatel Inc. Senior Dollar Notes due March 15, 2009 (the notes referred to in (a)-(e) together, the “Notes”). Pursuant to the Plan, MS&Co. exchanged its Notes for 1,329,689 shares of Common Stock.

Item 4. Purpose of Transaction.

     On May 2, 2001, the Predecessor and certain of its subsidiaries (with the Predecessor, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Court”). In April 2002, the Debtors submitted the Plan to the Court to resolve their outstanding creditor claims and stockholder or equity interests. The Plan was confirmed by the Court on May 21, 2002 and became effective on June 7, 2002. As a result, MS&Co. received 1,329,689 shares of Common Stock.

      Board Representation:

     The Company’s Board of Directors currently consists of six directors. Pursuant to the Plan, the creditors’ committee of the Predecessor nominated two representatives of MS&Co. to the Company’s Board of Directors. Mr. Edward Greenberg and Mr. Thomas Doster are presently members of the Board of Directors and are representatives of MS&Co, however, MS&Co. does not currently possess any rights to continued representation on the Company’s Board of Directors. Pursuant to the transactions contemplated by the Term Sheet (as defined below), MS&Co. may be entitled to appoint additional directors to the Board of Directors, as described below in this Item 4.

      Registration Rights:

     Under the Registration Rights Agreement dated as of June 7, 2002 among the Company and certain holders of Company Common Stock, including MS&Co. (collectively, “Holders”), were granted certain demand and piggyback registration rights (attached as Exhibit 2 hereto). Holders holding at least 25% of the Registrable Securities (as defined in the Registration Rights Agreement) are entitled to request the registration of their Common Stock. Each Holder receives one such demand right and the Holders are entitled to no more than two demand registrations in the aggregate. Subject to the terms and conditions of the Registration Rights Agreement, the Holders also have the right to include their Registrable Securities in certain registration statements filed by the Company. The Registration Rights Agreement also contains customary provisions regarding the registration rights, including, but not limited to, registration procedures, transfer restrictions, withdrawal rights, hold back agreements, registration expenses and indemnification.

      Term Sheet for Convertible Securities:

      Pursuant to a Preliminary Term Sheet (the “Term Sheet”) dated as of February 9, 2004 among the Company, MS&Co. and certain other parties named therein (collectively, the “Investors”), the Company may issue to the Investors convertible senior secured ten-year notes (the “Notes”) in aggregate amount of up to $60 million. The Term Sheet is attached hereto as Exhibit 3. The Term Sheet is non-binding and is subject to various closing conditions, including the execution and delivery of definitive agreements. If issued, the Notes would bear interest at 8% per annum payable in cash or in kind at the option of the Company, and be convertible into Common Stock of the Company upon the occurrence of certain liquidity events or, if such a liquidity event has not occurred, from and after the ninth anniversary of their issuance.

      Pursuant to the Term Sheet, certain Bye-Law amendments and a shareholder agreement that would be entered into by the Investors, from and after the issuance of the Notes, the Investors would have the ability to increase the size of the Board of Directors to up to 13 members and to appoint a majority of the directors. MS&Co., as the owner of a majority of the Notes held by the Investors, would have the ability to appoint a majority of the directors appointed by the Investors. Investors other than MS&Co. would also have the ability to appoint certain of the directors appointed by the Investors. It is contemplated that at the time of the issuance of the Notes, the Board of Directors will be increased from six to nine directors, with two of the new appointees to the Board being independent directors.

      The Term Sheet also provides for amendments to the Company’s Bye-Laws which would require the prior approval of the holders of a majority in principal amount of the Notes, or after conversion of the Notes, holders of a majority of the Common Stock, prior to the taking by the Company of certain actions, including issuances of certain securities, certain incurrences of debt, related party transactions, mergers, certain transfers of assets, certain acquisitions and amendments to the Company’s Bye-Laws or Memorandum of Incorporation.

      The Notes are expected to include additional customary terms including put rights upon a change of control of the Company, tag-along and drag-along rights in certain circumstances, a right of first refusal for other noteholders prior to certain transfers of the Notes, and preemptive rights with respect to additional issuances of securities by the Company. In connection with the issuance of the Notes, the Company will enter into a registration rights agreement with each Investor with respect to the Notes and the Common Stock issuable upon conversion of the Notes.

      In the Term Sheet, the Company has agreed to negotiate exclusively with the Investors with respect to a financing transaction or investment in the Company for 90 days. However, the Company has the ability to terminate the exclusivity provisions under certain circumstances if it receives an unsolicited bona fide written proposal that it considers to be a superior proposal. The Company has agreed to reimburse certain fees and expenses of the Investors, and to indemnify the Investors against certain claims, in connection with the proposed investment.

      The provisions of the Term Sheet related to the proposed issuance of Notes, and the related proposed Bye-Law amendments, shareholder agreement and registration rights agreement, are preliminary and are not binding on any party.

      The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price of the Company’s securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

      Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 1,329,689 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 1,329,689 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See response to Item 4.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Plan of Reorganization dated April 2, 2002 #

Exhibit 2:	Registration Rights Agreement dated as of June 7, 2002

Exhibit 3:	Preliminary Term Sheet (the “Term Sheet”) dated as of February 9, 2004 among the Company, MS&Co. and certain other parties named therein ##

Exhibit 4:	Joint Filing Agreement

#	Previously filed as an exhibit to the Company’s report on Form 8-K filed January 22, 2004.
##	Previously filed as an exhibit to the Company’s report on Form 6-K filed February 9, 2004

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify the information set forth in this statement is true, complete and correct.

Date: February 9, 2004

MORGAN STANLEY

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

Philip J. Purcell	Chairman of the Board and Chief Executive Officer

Stephan F. Newhouse	President

Robert P. Bauman	Retired; former Chief Executive Officer of Smithkline Beecham plc

John E. Jacob	Executive Vice President - Global Communications of Anheuser-Busch Companies, Inc.

C. Robert Kidder	Chairman of Borden Chemical, Inc.

Charles F. Knight	Chairman of Emerson Electric Co.

John W. Madigan	Retired; former Chairman of Tribune Company

Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort James Corporation

Robert G. Scott	Retired; former President and COO of Morgan Stanley

Michael A. Miles	Special Limited Partner in Forstmann Little and Co.

Laura D’Andrea Tyson	Dean of the London Business School

Klaus Zumwinkel	Chairman of the Board, Deutsche Post AG

Stephen S. Crawford	Executive Vice President and Chief Financial Officer

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division

Zoe Cruz	Head of Worldwide Fixed Income Division

John P. Havens	Head of Worldwide Institutional Equity Division

Roger C. Hochschild	President and COO, Discover Financial Services

Mitchell M. Merin	President and COO, Investment Management

David W. Nelms	Chairman and CEO, Discover Financial Services

Vikram S. Pandit	President and COO, Institutional Securities Group

Joseph R. Perella	Chairman of Institutional Securities Group

John H. Schaefer	President and COO, Individual Investor Group

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

Zoe Cruz	Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MS

John P. Havens	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of MS

Donald G. Kempf, Jr.	Managing Director of MS&Co. and Executive Vice President, Chief Legal Officer and Secretary of MS

Tarek F. Abdel-Meguid	Managing Director of MS&Co. and Head of Worldwide Investment Banking Division of MS

Alasdair G. Morrison	Managing Director of MS&Co. and Chairman of Morgan Stanley Asia

Stephan F. Newhouse	Managing Director of MS&Co. and President of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Philip J. Purcell	Managing Director of MS&Co. and Chairman of the Board and Chief Executive Officer of MS

Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Executive Officers

Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Eileen S. Wallace	Managing Director and Treasurer of MS&Co.

Alexander C. Frank	Managing Director and CFO of MS&Co. and Controller of MS